Exhibit 99.1

Innoviz Provides Operational Update, Reiterates 2023
Financial Targets and Announces Third Quarter 2023
Earnings Details

TEL AVIV, ISRAEL, October 24, 2023 - Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a Tier-1 direct supplier of high performance, automotive-grade LiDAR sensors and perception software, today provides an operational update amidst the current conflict in Israel, reiterates its 2023 targets and shares details for its third quarter 2023 earnings call.

Innoviz Technologies has not experienced any immediate material operational or financial impact following the terrorist attacks in Israel on October 7th or the pursuant conflict thereafter. The Company’s headquarters are based in Rosh Ha’Ayin, in the center of the country, away from the Southern and Northern borders. Furthermore, Innoviz is a global company, with its high-volume manufacturing sites located in the United States and Germany, and a future site planned for Asia. The Company has the ability to locate high-volume manufacturing anywhere a customer desires through its flexible and capital efficient contract manufacturing strategy. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure the continuity of its business while supporting the safety and well-being of its employees.

Additionally, Innoviz is reiterating its 2023 financial targets, including the ramp in revenue expected in the second half of the year. The Company previously communicated that third quarter revenues are expected to approximately double versus the second quarter of 2023, with an even larger increase expected in the fourth quarter of 2023.

Finally, the Company announced that it will release its earnings results for the third quarter ended September 30, 2023 on Wednesday, November 8, 2023 before the market opens. Innoviz will host a conference call and webinar on the same day at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss its operational and financial results followed by a question-and-answer session for the investment community. Operational and financial results will be issued in a press release prior to the call.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration. A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 direct supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz-tech.com

Investor Contact (US)	Investor Contact (Israel)
Rob Moffatt	Maya Lustig
VP, Corporate Development & IR	Director, Investor Relations
Innoviz Technologies	Innoviz Technologies
Investors@innoviz-tech.com	Investors@innoviz-tech.com

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Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, the effects of the conflict in Israel on the operations and financial results of the Company and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.